Exhibit 99.1

LIQUID MEDIA GROUP LTD.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended August 31, 2022 and, 2021

(Expressed in United States Dollars)

(Unaudited)

Liquid Media Group Ltd.

Table of Contents

(Expressed in United States Dollars - Unaudited)

Notice to Readers	2

Financial Statements

Condensed Interim Consolidated Statements of Financial Position	3

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	4

Condensed Interim Consolidated Statements of Cash Flows	5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	7

Notes to Condensed Interim Consolidated Financial Statements	8

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity's auditor.

Liquid Media Group Ltd.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars - Unaudited)

	Note	August 31, 2022	November 30, 2021
		$	$
ASSETS

Current assets
Cash		447,471	4,305,461
Receivables	4,21	1,280,220	778,505
Prepaids		273,290	50,644
Acquisition advances	3,27	-	1,702,882
Loans receivable	5	674,424	-
Total current assets		2,675,405	6,837,492
Restricted cash	6	52,647	53,937
Investment in content	9	212,144	40,984
Equipment	10	305,729	30,312
Intangible assets	11	5,024,792	3,636,078
Right-of-use assets	12	176,256	133,984
Goodwill	13	6,274,356	833,493
Total assets		14,721,329	11,566,280

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	14,21	4,020,577	2,001,732
Corporate income taxes payable		5,206	5,206
Deferred revenue	15	840,757	183,994
Loans payable	16,21	148,709	-
Current portion of long-term debt	18	10,230	-
Current portion of lease liability	12	105,931	61,703
Total current liabilities		5,131,410	2,252,635
Long-term debt	18	149,435	158,265
Lease liability	12	75,712	73,472
Deferred income taxes	3	813,783	763,120
Derivative liability	3,19	2,727,729	1,277,200
Liabilities		8,898,069	4,524,692

SHAREHOLDERS' EQUITY

Share capital	19	37,325,187	35,102,920
Reserves	19	3,289,376	3,400,835
Accumulated other comprehensive income		(8,246)	-
Accumulated deficit		(34,783,057)	(31,462,167)
Total Equity		5,823,260	7,041,588
Total equity and liabilities		14,721,329	11,566,280

Nature and continuance of operations (Note 1)

Contingencies (Note 25)

Subsequent events (Note 26)

Approved on behalf of the Board of Directors on October 17, 2022:

“Nancy Basi”	“Joshua Jackson”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in United States Dollars - Unaudited)

		Three months ended		Nine months ended
		August 31,		August 31,
	Note	2022	2021	2022	2021
		$	$	$	$

Sales	21	1,533,893	5,365	3,769,052	15,620
Cost of sales	7,11,21	1,020,984	51,927	2,720,249	320,469
Gross profit (loss)		512,909	(46,562)	1,048,803	(304,849)
Operating expenses
Accretion expense	17,18	2,490	-	7,367	8,427
Amortization	11,12	151,158	18,849	318,826	56,548
Consulting fees		131,680	86,618	408,348	542,474
Depreciation	10	32,268	8,119	64,539	24,357
Foreign exchange (gain) loss		(16,058)	(10,199)	4,319	27,364
Interest expense	12,16,18,21	16,791	1,424	23,211	21,499
Investor relations, filing, and compliance fees		180,834	15,710	372,791	117,456
Management and directors salaries and fees	21	493,514	159,834	1,186,957	511,332
Marketing		13,766	112,650	446,662	484,955
Other general and administrative expenses	21	246,253	35,746	631,484	146,104
Professional fees		229,247	153,869	843,203	483,122
Research and development		35,403	98,061	246,671	305,258
Share-based compensation	19,21	(80,999)	323,065	129,558	1,525,106
Salaries and benefits	21	659,494	3,899	1,733,315	5,846
Total operating expenses		2,095,841	1,007,645	6,417,251	4,259,848
Loss before other income (expenses)		(1,582,932)	(1,054,207)	(5,368,448)	(4,564,697)

Interest and other income	5	38,017	22,367	88,686	49,765
Royalty income	20,21	11,579	-	46,012	-
Write-off of licenses	7	-	-	-	(481,026)
Gain (loss) on derivative liability	3,19	-	-	1,598,952	(160,364)
Gain (loss) on settlement of debt	14,16	-	-	-	38,257
Gain (loss) on disposal of equipment	10	-	-	6,688	-
Unrealized gains on equity instruments	8	-	182,900	-	1,139,133
Allowance for credit loss	5	-	(14,595)	-	(129,778)
Total other income (expenses)		49,596	190,672	1,740,338	455,987
Loss before income taxes		(1,533,336)	(863,535)	(3,628,110)	(4,108,710)
Deferred income tax recovery		(111,978)	-	(308,589)	-
Income tax expense		215	-	1,369	-
Loss for the period		(1,421,573)	(863,535)	(3,320,890)	(4,108,710)
Foreign currency translation adjustment		5,609	-	(8,246)	-
Comprehensive loss for the period		(1,415,964)	(863,535)	(3,329,136)	(4,108,710)

Basic and diluted loss per common share - Company		$(0.07)	$(0.06)	$(0.18)	$(0.32)
Weighted average number of common shares outstanding		19,313,340	14,638,598	18,127,095	12,954,520

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Liquid Media Group Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars - Unaudited)

		Nine months ended August 31,
	2022	2021
	$	$
Cash flows used in operating activities
Loss from continuing operations for the period	(3,320,890)	(4,108,710)
Items not affecting cash:
Accretion expense	7,367	8,427
Accrued interest income	(80,343)	(51,900)
Accrued interest expense	10,559	3,323
Allowance for credit loss	-	129,778
Amortization - intangibles	527,086	56,548
Amortization - licenses	-	211,847
Amortization - right-of-use asset	68,915	-
Depreciation	64,539	24,357
Change in value of derivatives	(1,598,952)	160,364
Deferred income tax recovery	(308,589)	-
Government grant	(5,967)	-
Interest on lease liability	7,730	-
(Gain) loss on settlement of debt	-	(38,257)
Loss on disposal of equipment	(6,688)	-
Share-based compensation	129,558	1,525,106
Shares issued for services	67,500	46,948
Unrealized foreign exchange	41,458	4,036
Unrealized gains on equity instruments	-	(1,139,133)
Write-off of license fees	-	481,026
Changes in non-cash working capital:
Receivables	207,745	(57,322)
Prepaids	(119,396)	303,406
Accounts payable and accrued liabilities	(119,991)	49,890
Deferred revenue	656,763	-
Cash flows from (used in) operating activities	(3,771,596)	(2,390,266)
Cash flows used in investing activities
Cash acquired on purchase of iGEMS	21,981	-
Cash acquired on purchase of DCU	209,295	-
Acquisition of equipment	(1,260)	-
Investment in content	(171,160)	-
Investment in intangibles	(25,000)	-
Advances for acquisitions	(198,849)	(572,880)
Cash flows from (used in) investing activities	(164,993)	(572,880)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars - Unaudited)

		Nine months ended August 31,
	2022	2021
	$	$
Cash flows provided by financing activities
Loan proceeds from related parties	138,150	-
Long-term debt repayments	-	(5,335)
Interest paid on loans	-	(2,049)
Lease payments	(67,391)	-
Shares and warrants issued for cash	-	6,000,000
Share issuance costs	-	(555,046)
Warrants exercised and issued for cash	-	2,613,993
Options exercised and issued for cash	-	19,000
Cash flows from (used in) financing activities	70,759	8,070,563
Effect of foreign exchange on cash	7,840	4,399
Change in cash during the period	(3,857,990)	5,111,816
Cash, beginning of period	4,305,461	543,749
Cash, end of period	447,471	5,655,565

Supplemental cash-flow disclosure
Interest received	-	-
Interest paid	-	2,049

Supplemental disclosure with respect to cash flows (Note 24)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States Dollars - Unaudited)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
		$	$	$	$	$	$
Balance, November 30, 2020	10,142,426	22,435,363	440,501	2,741,849	-	(18,682,796)	6,934,917
Shares issued for cash	1,791,045	6,000,000	-	-	-	-	6,000,000
Shares issued to settle debt	257,878	561,403	-	-	-	-	561,403
Units issued for convertible debentures and related interest	270,000	454,967	-	(49,967)	-	-	405,000
Shares issued for services	17,907	46,948	-	-	-	-	46,948
Shares issued for restricted share units	250,001	372,376	-	(372,376)	-	-	-
Shares issued for cashless warrant exercise	121,319	423,503	-	-	-	-	423,503
Share issuance costs	-	(555,046)	-	-	-	-	(555,046)
Warrants exercised for cash	1,787,251	3,278,800	(440,501)	(224,306)	-	-	2,613,993
Options exercised for cash	10,000	38,561	-	(19,561)	-	-	19,000
Share-based compensation	-	-	-	1,525,106	-	-	1,525,106
Loss for the period	-	-	-	-	-	(4,108,710)	(4,108,710)
Balance, August 31, 2021	14,647,827	33,056,875	-	3,600,745	-	(22,791,506)	13,866,114
Shares issued pursuant to acquisition of IndieFlix	499,996	799,994	-	-	-	-	799,994
Shares issued for cash	437,365	915,230	-	-	-	-	915,230
Shares issued for restricted share units	237,501	349,126	-	(349,126)	-	-	-
Share issuance costs	-	(18,305)	-	-	-	-	(18,305)
Share-based compensation	-	-	-	149,216	-	-	149,216
Loss for the period	-	-	-	-	-	(8,670,661)	(8,670,661)
Balance, November 30, 2021	15,822,689	35,102,920	-	3,400,835	-	(31,462,167)	7,041,588
Shares issued pursuant to acquisition of iGEMS	212,500	233,750	-	-	-	-	233,750
Shares issued pursuant to acquisition of DCU	3,000,000	1,680,000	-	-	-	-	1,680,000
Shares issued to settle debt	114,194	67,500	-	-	-	-	67,500
Shares issued for restricted share units	163,957	241,017	-	(241,017)	-	-	-
Share-based compensation	-	-	-	129,558	-	-	129,558
Foreign exchange on translation	-	-	-	-	(8,246)	-	(8,246)
Loss for the period	-	-	-	-	-	(3,320,890)	(3,320,890)
Balance, August 31, 2022	19,313,340	37,325,187	-	3,289,376	(8,246)	(34,783,057)	5,823,260

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

1.	Nature and Continuance of Operations

Liquid Media Group Ltd. (“Liquid” or the “Company”) is a business solutions company empowering independent film and TV content creators to package, finance, deliver and monetize their professional video intellectual property globally. The head office of the Company is 67 East 5th Avenue, Vancouver, BC, V5T 1G7 and the registered records office of the Company is Suite 400, 725 Granville Street, PO Box 10325, Vancouver, BC, V7Y 1G5. The Company’s common shares are listed on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

On September 22, 2021, the Company acquired 100% of the shares of IndieFlix Group, Inc. (“IndieFlix”). IndieFlix is a Delaware corporation that has a global ‘edutainment’ streaming service that creates, promotes, and supports social impact films. (Note 3).

On December 14, 2021, the Company acquired 100% of the shares of iGEMS TV, Inc. (“iGEMS”). iGEMS is a Delaware corporation which provides a comprehensive content recommendation engine. (Note 3).

On March 7, 2022, the Company acquired 100% of the shares of Digital Cinema UTD Holding Limited. (“DCU”). DCU is a Malta corporation with four subsidiaries located in the Czech Republic, United Kingdom, United Stated of America, and South Africa which provides content supply chain technology and services supporting independent intellectual property owners, producers, sales agents, alternative content distributors, downstream media platforms and studios. (Note 3).

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at August 31, 2022, the Company has generated losses since inception and has an accumulated deficit of $34,783,057. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management has estimated that it does not have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern within one year of the approval of these financial statements. There is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.	Significant Accounting Policies

The following is a summary of the significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the year ended November 30, 2021.

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. Therefore, it is recommended that this financial report be read in conjunction with the restated audited annual financial statements of the Company for the year ended November 30, 2021.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

2.	Significant Accounting Policies (continued)

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value. The consolidated financial statements are presented in United States dollars unless otherwise noted.

As at November 30, 2021, the Company changed its accounting policy to present its results in United States dollars (“USD”) instead of Canadian dollars “(“CAD”) as done previously. This accounting change has been applied retrospectively in preparing these financial statements; as such, all comparative figures have been restated to reflect this change.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

		Functional	Percentage owned
	Incorporation	Currency	2022	2021
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	USD	100%	100%
Liquid Media Production Funding Ltd. (“Liquid Production Funding”)	Canada	USD	100%	100%
Liquid Media (US) Holding Co., Inc. (“Liquid US”)	USA	USD	100%	100%
Liquid Media Merger Sub 2, Inc. (“Liquid Merger Sub 2”)	USA	USD	100%	100%
iGEMS TV, Inc., (“iGEMS”)	USA	USD	100%	0%
IndieFlix Group, Inc. (“IndieFlix”)	USA	USD	100%	100%
Companies controlled by IndieFlix:
RACE, LLC	USA	USD	100%	100%
Money, LLC	USA	USD	100%	100%
Digital Cinema UTD. Holding Limited (together with subsidiaries “DCU”)	Malta	Euro	100%	-
Companies owned by DCU
Digital Cinema UTD. CEE s.r.o.	Czech Republic	Czech Koruna (“CZK”)	100%	-
Digital Cinema UTD. UK Limited	United Kingdom	British Pound	100%	-
Digital Cinema UTD. Americas Inc.	USA	USD	100%	-
Digital Cinema United SA (PTY)	South Africa	South African Rand (“ZAR”)	100%	-

On August 13, 2021 the Company incorporated Liquid US. On October 20, 2021 the Company incorporated Liquid Merger Sub 2. On November 30, 2021, the Company incorporated Liquid Production Funding.

On August 27, 2021, the Company incorporated Liquid Media Merger Sub, Inc. which was amalgamated with IndieFlix on September 22, 2021 (Note 3).

On September 22, 2021, the Company acquired 100% of the shares of IndieFlix, a Delaware corporation (Note 3).

On October 20, 2021 the Company incorporated Liquid Merger Sub 3, which was amalgamated with iGEMS on December 14, 2021 (Note 3).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

2.	Significant Accounting Policies (continued)

Basis of consolidation (continued)

On December 14, 2021, the Company acquired 100% of the shares of iGEMS, a Delaware corporation (Note 3).

On March 7, 2022, the Company acquired 100% of the shares of DCU, a Malta corporation. (Note 3).

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period. Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates. Significant estimates and judgements made by management in the preparation of these condensed interim consolidated financial statements are outlined below.

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, initially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our services and solutions and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time which is beneficial to the Company’s operations. As countries continue to re-open from the pandemic, it is possible that screen time will decrease which may adversely affect the Company; however, it also leads to an increase in film and TV content being produced as film and TV producers are able to travel and continue operations leading to an increase in content available for the Company to package, finance, deliver, and monetize. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Functional currency

Management is required to assess the functional currency of each entity of the Company. In concluding on the functional currencies of the parent and its subsidiaries, management considered the currency that mainly influences the sale prices of goods and services and the cost of providing goods and services in each jurisdiction in which the Company operates. When no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

2.	Significant Accounting Policies (continued)

Use of estimates (continued)

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies. Management is required to assess at each reporting date the Company’s control and influence over these other companies. Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting. The Company had considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it did not have the ability to influence the key operating activities of the entity. Accordingly, the Company accounted for its investment under fair value through profit or loss (Note 8) up to the disposal date of October 18, 2021.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Determination of Cash Generating Units (“CGUs”)

CGUs are the lowest level within an entity at which goodwill is monitored for internal management purposes which is not higher than an operating segment. The Company has assessed that each acquired entity is a separate CGU.

Valuation of share-based compensation and derivatives

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments, excluding contingent consideration. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of contingent consideration

The Company uses a probability scenario based approached for valuation of share-based contingent consideration relating to the IndieFlix and iGEMS acquisitions (Note 3). Under the probability scenario based approach, management calculates the probability that the contingent shares will be issued under a low case, base case, and high case scenario. Changes in the probabilities can materially affect the fair value estimate and the Company’s earnings and equity reserves.

The Company uses a combination of Monte-Carlo simulation and Finnerty Put Option model (the “Consideration Valuation Model”) for valuation of share-based contingent consideration relating to the DCU acquisition (Note 3). The Consideration Valuation Model requires the input of subjective assumptions including: expected share price volatility, revenue correlation, and estimated number of shares to be issued. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Valuation of intangible assets

Intangible assets are assessed for impairment indicators at each reporting date. Management first reviews qualitative factors in determining if an impairment needs to be recorded. Quantitative factors are then used to calculate the amount of impairment, if needed.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

2.	Significant Accounting Policies (continued)

Use of estimates (continued)

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date. The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Estimation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date. The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan. As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Valuation of right-of-use asset and lease liability

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the right-of-use assets and the valuation of lease liabilities. These include: determining the contract term and determining the interest rate used for discounting of future cash flows.

The lease term determined by the Company is comprised of the non-cancellable period of lease agreements, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option.

The present value of the lease payment is determined using a discount rate representing the rate of a commercial mortgage rate, observed in the period when the lease agreement commences or is modified.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is USD and the function currency of its subsidiaries are the USD, the Euro, the Czech Koruna, the British Pound, and the South African Rand. The functional currency of Waterproof was the CAD. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities in foreign currencies are translated at historical rates. Revenues and expenses are translated at the average exchange rates approximating those in effect during the reporting period.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s non USD operations are translated to USD at the exchange rate at the reporting date. The income and expenses are translated using average rates. Foreign currency differences that arise on translation for consolidation purposes are recognized in other comprehensive income (loss).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

2.	Significant Accounting Policies (continued)

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment	30%
Equipment	20%
Vehicles	30%

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content and films. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues	15 years
Platform coding and technology	3 years
Distribution libraries	10 years
Customer relationships	3 years
Brands	indefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss. Expenditures for repairs and maintenance are expensed as incurred.

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•	the development costs can be measured reliably;
•	the project is technically and commercially feasible;
•	the Company intends to and has sufficient resources to complete the project;
•	the Company has the ability to use or sell the asset, and
•	the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete.

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity. The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represented management’s view of the expected period over which the Company expected to receive benefits from the acquired gaming content packaged as catalogues.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

2.	Significant Accounting Policies (continued)

Intangible assets (continued)

Platform coding and technology

The platform coding acquired by the Company is subject to amortization from the date it was put into use in March 2022.

Through the acquisition of DCU, the Company acquired various technologies. These assets are carried at cost, including amounts of purchase price allocations upon acquisitions. The useful life of 3 years represents management’s view of the expected period over which the Company expects benefits from the acquired technology.

Distribution libraries

Through the acquisition of IndieFlix, the Company acquired distribution libraries. These assets are carried at cost, including amounts of purchase price allocations upon acquisitions. The useful life of 10 years represents management’s view of the expected period over which the Company expects benefits from the acquired distribution libraries.

Customer relationships

The Company valued customer relationships acquired through the acquisition of DCU. These assets are carried at cost, including amounts of purchase price allocations upon acquisitions. The useful life of 3 years represents management’s view of the expected period over which the Company expects benefits from the customer relationships.

Brand

Through the acquisition of DCU (Note 3), the Company acquired the “Digital Cinemas United” brand which was determined to have an indefinite life.

Comparative figures

Certain of the comparative figures have been reclassified in order to conform to the current year’s presentation.

Accounting pronouncements not yet adopted

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS

Acquisition of IndieFlix

On September 22, 2021, the Company acquired 100% of the issued and outstanding shares of IndieFlix in accordance with an Agreement and Plan of Merger (“IndieFlix Agreement”) and, in connection with the merger, former noteholders of IndieFlix agreed to extinguish IndieFlix debt in exchange for common shares of the Company. As consideration for the extinguishment of debt, the Company issued 499,996 common shares at closing and may issue up to 2,000,000 in additional common shares of the Company to the former noteholders of IndieFlix upon IndieFlix achieving total cumulative revenue of $64,868,466 before the seventh anniversary of the closing date as follows (“IndieFlix Transaction”):

•	500,000 common shares upon IndieFlix achieving revenue of $4,521,630 (“IndieFlix First Milepost”);
•	500,000 common shares upon IndieFlix achieving revenue of $13,766,432 (“IndieFlix Second Milepost”);
•	500,000 common shares upon IndieFlix achieving revenue of $31,496,648 (“IndieFlix Third Milepost”); and
•	500,000, or such lesser number based on a pro rata amount of IndieFlix’s revenue recognized relative to the IndieFlix Fourth Milepost, common shares upon IndieFlix achieving revenue of $64,868,466 (“Fourth Milepost”).

Upon closing of the IndieFlix Agreement, Liquid Merger Sub was amalgamated with IndieFlix with the surviving entity retaining the name IndieFlix Group, Inc.

In connection with the IndieFlix Transaction, on May 10, 2021, the Company entered into a non-revolving credit facility with IndieFlix for $499,880 which was advanced as follows: (1) $102,852 upon the date of the promissory note (advanced May 10, 2021); (2) $173,043 on the first month anniversary (advanced June 10, 2021); and (3) $223,985 on the second month anniversary (advanced July 9, 2021). The promissory note bore interest at 6% per annum, was due on the earlier of December 31, 2021 or the closing of the IndieFlix Transaction, and was secured by a general security agreement over certain assets. As the note was considered an advance on acquisition, the Company re-assumed the advance on the closing of the IndieFlix Transaction on September 22, 2021.

On September 22, 2021, the 2,000,000 common shares to be issued (“IndieFlix Contingent Consideration”) was valued to be $1,648,000. On August 31, 2022, the IndieFlix Contingent Consideration was revalued to $453,200 (November 30, 2021 - $1,277,200) resulting in a gain on derivative liability of $824,000 (August 31, 2021 - $nil). The IndieFlix Contingent Consideration was calculated by multiplying the closing share price of the Company’s shares by the following weighted average expected number of shares to vest calculated using a probability scenario based approach:

	August 31, 2022	November 30, 2021
Weighted average expected number of shares to vest
Low Case	150,000	150,000
Base Case	600,000	600,000
High Case	280,000	280,000
Expected number of shares to vest	1,030,000	1,030,000
Liquid share price	$0.44	$1.24

The acquisition has been accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired has been recorded as goodwill.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS (continued)

Acquisition of IndieFlix (continued)

Total
$
Consideration:
Common shares	799,994
IndieFlix Contingent Consideration	1,648,000
Total unadjusted purchase price	2,447,994
Cash acquired	(21,076)
Total purchase price, net of cash acquired	2,426,918

Allocated as follows:
Accounts receivable	188,278
Inventory	105
Prepaids	8,335
Right-of-use asset	144,702
Accounts payable	(606,560)
Deferred revenue	(251,435)
Lease liability	(144,702)
Loans payable	(508,255)
Long-term debt	(156,625)
Intangible assets – distribution libraries	3,695,673
Goodwill	833,493
Deferred income taxes	(776,091)
Total	2,426,918

The purchase price allocation for the IndieFlix Transaction reflects various fair value estimates and analyses, which are subject to change within the respective measurement periods. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at each acquisition date during the measurement periods. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements, and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

The Company determined the estimated fair value of the acquired working capital, and identifiable intangible assets and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data and management’s estimates.

For leases acquired, the Company measured the lease liability at the present value of the remaining lease payments, as if the acquired lease were a new lease at the acquisition date. The Company measured the right-of-use asset at the same amount as the lease liability, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

IndieFlix’s distribution libraries represent identifiable intangible assets acquired in the amounts of $3,695,673, which was determined to have a finite useful life of 10 years.

The fair value of the acquired assets and liabilities are provisional pending receipt of the final valuations for those assets and liabilities.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS (continued)

Acquisition of iGEMS

On December 14, 2021, the Company acquired 100% of the issued and outstanding shares of iGEMS TV, Inc. (“IGEMS”) in accordance with an Agreement and Plan of Merger (“iGEMS Agreement”). As consideration, the Company will issue up to 850,000 common shares of the Company to the former shareholders of iGEMS upon iGEMS achieving total cumulative revenue of $9,412,830 before the sixth anniversary of the closing date as follows (“iGEMS Transaction”):

•	212,500 common shares on closing of the agreement (issued subsequently);
•	212,500 common shares upon iGEMS achieving revenue of $473,577 (“iGEMS First Milepost”);
•	212,500 common shares upon iGEMS achieving revenue of $2,400,664 (“iGEMS Second Milepost”);
•	212,500, or such lesser number based on a pro rata amount of iGEMS revenue recognized relative to the iGEMS Third Milepost, common shares upon iGEMS achieving revenue of $9,412,830 (“iGEMS Third Milepost”).

Upon closing of the iGEMS Agreement, Liquid Merger Sub 3 was amalgamated with iGEMS with the surviving entity retaining the name iGEMS TV, Inc.

In connection with the iGEMS Transaction, on June 25, 2021, the Company entered into an agreement with iGEMS for $100,000 which was advanced as follows: (1) $40,000 upon the date of the agreement (advanced June 28, 2021); (2) $33,000 on the first month anniversary (advanced August 3, 2021); and (3) $27,000 on the second month anniversary (advanced September 7, 2021). The agreement bore interest at 6% per annum and was due on the earlier of December 31, 2021 or 30 days following the termination of the iGEMS Transaction. The agreement was secured by a general security agreement over certain assets. The Company advanced a further $25,000 to iGEMS on December 10, 2021. As the advances were considered an advance on acquisition, the Company re-assumed the advance on the closing of the iGEMS Transaction on December 14, 2021.

On December 14, 2021, the 637,500 common shares to be issued (“iGEMS Contingent Consideration”) was valued to be $471,521. On August 31, 2022, the iGEMS Contingent Consideration was revalued to $188,608 resulting in a gain on derivative liability of $282,912 (August 31, 2021 - $nil). The iGEMS Contingent Consideration was calculated by multiplying the closing share price of the Company’s shares by the following weighted average expected number of shares to vest calculated using a probability scenario based approach:

	August 31, 2022	December 14, 2021
Weighted average expected number of shares to vest
Low Case	63,113	63,113
Base Case	253,215	253,215
High Case	112,328	112,328
Expected number of shares to vest	428,655	428,655
Liquid share price	$0.44	$1.10

The acquisition has been accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired has been recorded as goodwill.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS (continued)

Acquisition of iGEMS (continued)

Total
$
Consideration:
Common shares	233,750
iGEMS Contingent Consideration	471,521
Total unadjusted purchase price	705,271
Cash acquired	(21,981)
Total purchase price, net of cash acquired	683,290

Allocated as follows:
Accounts receivable	10,749
Accounts payable	(1,136)
Loans payable	(127,293)
Goodwill	800,970
Total	683,290

The purchase price allocation for the iGEMS Transaction reflects various fair value estimates and analyses, which are subject to change within the respective measurement periods. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at each acquisition date during the measurement periods. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements, and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

The Company determined the estimated fair value of the acquired working capital and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data and management’s estimates.

The fair value of the acquired assets and liabilities are provisional pending receipt of the final valuations for those assets and liabilities.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS (continued)

Acquisition of DCU

On March 7, 2022, the Company acquired 100% of the issued and outstanding shares of Digital Cinema United Holding Ltd. (“DCU”) (“DCU Shares”), in accordance with a Securities Exchange Agreement (“DCU SEA”), for common shares of the Company which are scheduled to be paid out to DCU shareholders across specific performance milestones in three tranches (“DCU Transaction”) as follows:

•	On closing of the DCU SEA – 3,000,000 common shares of Liquid (“Issuer Consideration Shares”) (issued);
•	Issuer Additional Shares:
o	Upon DCU achieving cumulative consolidated revenues of $4,750,000 before the fifth anniversary of the closing date (“DCU First Milepost”) – greater of (i) 750,000 common shares of Liquid and (ii) 3,750,000 divided by a per share price of the greater of $1.25 or the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the First Milepost.
o	Upon DCU achieving cumulative consolidated revenues of $10,287,000 (“DCU Second Milepost”) after the DCU First Milepost but before the fifth anniversary of the closing date; - the greater of (i) 3,750,000 divided by (A) the greater of $1.25 or (B) the five-day Volume Weighted Average Price of Liquid common shares immediately prior to the achievement of the DCU First Milepost; and (ii) 5,625,000, less (A) 3,000,000 and (B) the number of Issuer Additional Shares issued on achievement of the First Milepost.

For additional clarification, the minimum aggregate total (i) Issuer Consideration Shares and (ii) Issuer Additional Shares issuable in connection with the achievement of both the First Milepost and Second Milepost is 5,625,000.

Included in the DCU SEA is a buyback right that entitles the DCU shareholders to acquire the DCU Shares from the Company should the Company’s shares be delisted for more than 180 days for the following consideration:

•	all shares of the Company issued to the DCU shareholders;
•	any cash advanced to DCU by the Company; and
•	interest on each amount of cash advanced at a rate of 6%, compounded annually in arrears.

In connection with the DCU Transaction, on August 31, 2021, the Company entered into an agreement with DCU whereby the Company advanced $1,147,928 to DCU as follows: (1) $573,964 upon the date of the agreement (advanced September 1, 2021); and (2) $573,964 on the first month anniversary (advanced October 4, 2021). The advances bore interest at 6% per annum and was due on the earlier of (1) February 28, 2022; (2) the termination of the letter of intent entered into between the Company and DCU on June 7, 2021; or (3) the closing of the DCU Transaction. The agreement was secured by a pledge over all of the shares held in DCU (“Pledge Agreement”). As the funds were considered an advance on acquisition, the Company re-assumed the advance on the closing of the DCU Transaction on March 7, 2022.

On March 7, 2022, the minimum Issuer Additional Shares of 2,625,000 common shares to be issued (“DCU Contingent Consideration”) was valued to be $2,577,960. On August 31, 2022, the DCU Contingent Consideration was revalued to $2,085,921 resulting in a gain on derivative liability of $492,039 (August 31, 2021 - $nil). The DCU Contingent Consideration was calculated by reducing the closing share price of the Company’s shares as at the closing date of the acquisition of DCU by the holding period discount calculated using the Finnerty Put model by the weighted average expected number of shares to vest calculated using a Monte Carlo Simulation methodology with the following weighted average assumptions:

	August 31, 2022	March 7, 2022
Liquid share price	$0.44	$0.56
Discount rate	21%	23%
Expected number of shares to vest	6,000,000	6,000,000

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS (continued)

Acquisition of DCU (continued)

The acquisition has been accounted for using the acquisition method pursuant to IFRS 3, Business Combinations. Under the acquisition method, assets and liabilities are recorded at their fair values on the date of acquisition and the total consideration is allocated to the assets acquired and liabilities assumed. The excess consideration given over the fair value of the net assets acquired has been recorded as goodwill.

Total
$
Consideration:
Common shares	1,680,000
DCU Contingent Consideration	2,577,960
Total unadjusted purchase price	4,257,960
Cash acquired	(209,295)
Total purchase price, net of cash acquired	4,048,665

Allocated as follows:
Accounts receivable	698,711
Prepaids	103,250
Equipment	430,320
Right-of-use asset	114,534
Accounts payable	(2,174,700)
Lease liability	(114,534)
Loans payable	(1,180,357)
Intangible assets	1,890,800
Goodwill	4,639,893
Deferred income taxes	(359,252)
Total	4,048,665

The purchase price allocation for the DCU Transaction reflects various fair value estimates and analyses, which are subject to change within the respective measurement periods. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at each acquisition date during the measurement periods. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements, and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.

The Company determined the estimated fair value of the acquired working capital, and identifiable intangible assets and goodwill after review and consideration of relevant information including discounted cash flow analyses, market data and management’s estimates.

For leases acquired, the Company measured the lease liability at the present value of the remaining lease payments, as if the acquired lease were a new lease at the acquisition date. The Company measured the right-of-use asset at the same amount as the lease liability, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

DCU’s identifiable intangible assets acquired include technology of $565,800, customer relationships of $923,000, and brand of $402,000. The technology and customer relationships were determined to have a useful lives of 3 years while the brand has an indefinite life.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

3.	BUSINESS ACQUISITIONS (continued)

Acquisition of DCU (continued)

The fair value of the acquired assets and liabilities are provisional pending receipt of the final valuations for those assets and liabilities.

4.	RECEIVABLES

	August 31, 2022	November 30, 2021
	$	$
Accounts receivable	1,021,789	512,041
Sales tax receivable	252,097	266,464
Corporate income tax receivable	6,334	-
Receivables	1,280,220	778,505

5.	LOANS RECEIVABLE

Current amounts

On June 7, 2021, the Company entered into a Letter of Intent with Filmdab, Inc., operating as Filmocracy (“Filmocracy”) for the Company to acquire 100% of the issued and outstanding shares of Filmocracy (“Filmocracy Transaction”). In connection with the proposed Filmocracy Transaction, on September 17, 2021, and subsequently extended several times with the latest extension being April 30, 2022, the Company entered into an agreement with Filmocracy for $608,735 whereby the Company will advance up to $608,735 to Filmocracy as follows: (1) $244,292 upon the date of the agreement (advanced September 21, 2021); (2) $190,594 on the first month anniversary (advanced October 25, 2021); and (3) $173,849 on the second month anniversary (advanced March 31, 2022). The agreement bears interest at 6% per annum, is due on September 30, 2022. In the event that the proposed transaction does not close, all amounts outstanding shall bear interest at 24% per annum. As at August 31, 2022, the Company has accrued $65,689 of interest income in connection with this loan receivable.

On April 30, 2022, the Letter of Intent expired resulting in the advances incurring interest at 24% per annum from that date forward, however, the Company and Filmocracy are working towards a new agreement. Upon termination of the Letter of Intent, the Company has reclassified the advances for acquisition to loans receivable.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

5.	LOANS RECEIVABLE (continued)

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months. As at August 31, 2021, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2020	51,931	32,992	84,923
Accrued interest income	7,912	5,027	12,939
Expected credit loss	(61,814)	(39,271)	(101,085)
Net exchange differences	1,971	1,252	3,223
Balance, November 30, 2021 and August 31, 2022	-	-	-

Participant Games

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of CAD$150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018. As at November 30, 2021, the Company accrued interest receivable of $127,114 and recorded an allowance for credit loss of $244,369, on a cumulative basis, as the note remained unpaid. As at November 30, 2021, the Company ceased recording any further interest on this loan.

Instalment Entertainment

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of CAD$100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018. The loan was convertible into shares, at any time prior to April 21, 2018. As at November 30, 2021, the Company accrued interest receivable of $77,077 and has recorded an allowance for credit loss of $155,247, on a cumulative basis, as the note remained unpaid. As at November 30, 2021, the Company ceased recording any further interest on this loan.

6.	RESTRICTED CASH

As at August 31, 2021, the Company had two Guaranteed Investment Certificates (“GICs”) totaling $52,647 (November 30, 2021 - $53,937) which earn interest at 0.75% and 0.10% per annum and renew annually on July 8 and September 28, respectively. The GICs have been assigned as security to the Royal Bank of Canada.

7.	LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $3,756,360. During the year ended November 30, 2020, the Company wrote-off one license with an unamortized balance of $250,581 and acquired one additional license for $15,426. During the year ended November 30, 2021, the Company wrote-off the remaining three licenses which had an unamortized balance of $705,555 as there was no expected future use and the recoverable amount was considered to be nominal.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

7.	LICENSES (continued)

During the nine months ended August 31, 2021, amortization, included in cost of sales, amounted to $nil (August 31, 2021 - $211,847).

The following table is a reconciliation of the licenses:

	August 31, 2022	November 30, 2021
		$
Balance, beginning of period	-	705,555
Amortization	-	(213,015)
Write-offs	-	(492,751)
Net exchange differences	-	211
Balance, end of period	-	-

8.	INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for its 49% interest in Waterproof using the equity method of accounting resulting in a carrying value of $445,987. At March 1, 2019, however, the Company no longer exerted significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,252,525 resulting in a gain of $806,538 on derecognition from the equity accounting carrying value.

On October 18, 2021, the Company settled a lawsuit with the other shareholders of Waterproof whereby the Company transferred its 49% interest in Waterproof to the other shareholders for $666,683 (CAD$825,000) resulting in the Company recording a loss on disposal of investment of $3,438,560 (Note 25).

As at October 18, 2021, the value of Waterproof’s common shares was estimated to be $4,105,243 resulting in an unrealized gain on equity instruments of $1,139,133.

The following table is a reconciliation of the investment in Waterproof:

	August 31, 2022	November 30, 2021
	$	$
Balance, beginning of period	-	2,966,110
Change in fair value	-	1,139,133
Disposal of investment	-	(4,105,243)
Balance, end of period	-	-

9.	INVESTMENT IN CONTENT

As at August 31, 2022 and November 30, 2021, the investment in content represents the unamortized costs of film content in production.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

10.	EQUIPMENT

	Computer Equipment	Equipment	Vehicles	Total
	$	$	$	$
Cost:
At November 30, 2020	93,962	-	43,303	137,265
Disposals	(93,962)	-	-	(93,962)
At November 30, 2021	-	-	43,303	43,303
Additions - acquisition of DCU	426,389	3,931	-	430,320
Additions	1,260	-	-	1,260
Disposals	-	-	(43,303)	(43,303)
Net exchange differences	(58,384)	(2,928)	-	(61,312)
At August 31, 2022	369,265	1,003	-	370,268

Depreciation:
At November 30, 2020	29,011	-	-	29,011
Additions	19,485	-	12,991	32,476
Disposals	(48,496)	-	-	(48,496)
At November 30, 2021	-	-	12,991	12,991
Additions	64,146	393	-	64,539
Disposals	-	-	(12,991)	(12,991)
At August 31, 2022	64,146	393	-	64,539

Net book value:
At November 30, 2021	-	-	30,312	30,312
At August 31, 2022	305,119	610	-	305,729

In December 2021, the Company disposed of the vehicle for $37,000 to the former CFO of the Company resulting in a gain on disposal of equipment of $6,688.

During the nine months ended August 31, 2022, the Company acquired computer equipment valued at $426,389 and equipment valued at 3,931 on the acquisition of DCU (Note 3).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

11.	INTANGIBLE ASSETS

	Video Game Catalogues	Platform Coding and Technology	Distribution Libraries	Customer Relation- ships	Brands	Total
	$	$	$	$	$	$
Cost:
At November 30, 2020	1,130,960	3,325,000	-	-	-	4,455,960
Additions - acquisition of IndieFlix (Note 3)	-	-	3,695,673	-	-	3,695,673
Impairments	(890,445)	(3,324,000)	-	-	-	(4,214,445)
At November 30, 2021	240,515	1,000	3,695,673	-	-	3,937,188
Additions	-	25,000	-	-	-	25,000
Additions - acquisition of DCU (Note 3)	-	565,800	-	923,000	402,000	1,890,800
At August 31, 2022	240,515	591,800	3,695,673	923,000	402,000	5,852,988

Amortization:
At November 30, 2020	164,118	-	-	-	-	164,118
Additions	75,397	-	61,595	-	-	136,992
At November 30, 2021	239,515	-	61,595	-	-	301,110
Additions	1,000	95,077	277,175	153,834	-	527,086
At August 31, 2022	240,515	95,077	338,770	153,834	-	828,196

Net book value:
At November 30, 2021	1,000	1,000	3,634,078	-	-	3,636,078
At August 31, 2022	-	496,723	3,356,903	769,166	402,000	5,024,792

During the year ended November 30, 2020, the Company acquired platform coding for a cash payment of $3,325,000 which was under development and put into use in March 2022.

During the year ended November 30, 2021, the Company acquired distribution libraries valued at $3,695,673 on the acquisition of IndieFlix (Note 3). During the nine months ended August 31, 2022, the Company acquired technology valued at $565,800, customer relationships valued at 923,000, and a brand valued at $402,000 on the acquisition of DCU (Note 3).

During the year ended November 30, 2021, the Company determined that the video game catalogues and platform coding should be impaired resulting in the Company recognizing an impairment of intangible assets of $4,214,445.

Amortization of the distribution libraries is included in cost of sales.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

12.	RIGHT-OF-USE- ASSET AND LEASE LIABILITY

Right-of-Use Asset

Office Space
$
Cost:
At November 30, 2020	-
Additions - acquisition of IndieFlix (Note 3)	144,702
At November 30, 2021	144,702
Additions - acquisition of DCU (Note 3)	114,534
Net exchange differences	(3,347)
At August 31, 2022	255,889

Depreciation:
At November 30, 2020	-
Additions	10,718
At November 30, 2021	10,718
Additions	68,915
At August 31, 2022	79,633

Net book value:
At November 30, 2020	133,984
At August 31, 2022	176,256

Amortization of right-of-use assets is calculated using the straight-line method over the remaining lease term.

Lease Liability

	August 31, 2022	November 30, 2021
	$	$
Balance, beginning of period	135,175	-
Additions (Note 3)	114,534	144,702
Lease payments	(67,391)	(10,298)
Interest expense	7,730	771
Net exchange differences	(8,405)	-
	181,643	135,175
Less: current portion	(105,931)	(61,703)
Balance, end of period	75,712	73,472

The lease liability acquired from IndieFlix was discounted at a discount rate of 3.25% while the lease liability acquired from DCU was discounted at a discount rate of 9.0%.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

12.	RIGHT-OF-USE- ASSET AND LEASE LIABILITY (continued)

The minimum lease payments in respect of the lease liability and the effect of discounting are as follows:

$
Undiscounted minimum lease payments:
September 1, 2022 – November 30, 2022	27,396
December 1, 2022 – November 30, 2023	113,182
December 1, 2023 – November 30, 2024	49,874
December 1, 2024	3,674
Total	194,126
Effect of discounting	(12,483)
Total present value of lease liabilities	181,643
Less: current portion	(105,931)
Balance, end of period	75,712

13.	GOODWILL

A summary of goodwill balance and transactions is as follows:

	August 31, 2022	November 30, 2021
	$	$
Balance, beginning of period	833,493	-
Additions (Note 3)	5,440,863	833,493
Balance, end of period	6,274,356	833,493

During the year ended November 30, 2021, the Company acquired goodwill of $833,493 pursuant to the acquisition of IndieFlix (Note 3).

During the nine months ended August 31, 2022, the Company acquired goodwill of $800,970 pursuant to the acquisition of iGEMS (Note 3) and goodwill of $4,639,893 pursuant to the acquisition of DCU (Note 3).

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. At August 31, 2022, the Company performed its impairment review of goodwill by comparing each cost center’s fair value to the net book value including goodwill. At August 31, 2022, the Company has determined that it has three cost centers: IndieFlix, iGEMS, and DCU. The fair value of each cost center was determined by management based on a valuation using the income approach. The income approach uses future projections of cash flows from the cost center and includes, among other estimates, projections of future revenue and operating expenses, market supply and demand, projected capital spending and an assumption of the weighted average cost of capital. Management’s evaluation of fair values includes analysis based on the future cash flows generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets. Management has determined that no events have occurred subsequent to the date of the assessment that would require a further impairment review of goodwill.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	August 31, 2022	November 30, 2021
	$	$
Accounts payable	3,458,235	1,625,418
Accrued liabilities	321,028	242,601
Loans to employees	102,037	-
Wages payable	61,815	102,079
Payroll taxes payable	77,462	31,634
Accounts payable and accrued liabilities	4,020,577	2,001,732

During the nine months ended August 31, 2022, the Company issued 114,194 (August 31, 2021 – 42,878) common shares valued at $67,500 (August 31, 2021 - $81,953) to settle accounts payable of $67,500 (August 31, 2021 - $82,851) resulting in a gain of $nil (August 31, 2021 – $898) which is included in gain on settlement of debt.

During the three months ended February 28, 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement which included the settlement of $18,481 of interest included in accounts payable (Notes 16 and 19).

15.	DEFERRED REVENUE

A summary of the deferred revenue is as follows:

	August 31, 2022	November 30, 2021
		$
Film distribution	835,385	179,196
Streaming subscriptions	5,372	4,798
Deferred Revenue	840,757	183,994

16.	LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Credit Facility	Related Parties	Total
	$	$	$
Balance, November 30, 2020	493,087	-	493,087
Repayment - shares	(498,329)	-	(498,329)
Net exchange differences	5,242	-	5,242
Balance, November 30, 2021	-	-	-
Advance	-	138,150	138,150
Interest expense	-	10,559	10,559
Balance, August 31, 2022	-	148,709	148,709

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

16.	LOANS PAYABLE (continued)

Credit facility

In fiscal 2016 a CAD$2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum. A fee of CAD$60,000 was settled through the issuance of shares during the year ended November 30, 2017. The Company repaid CAD$1,750,000 of principal and CAD$147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $563,850 (CAD$750,000) loan and under new terms, the loan was due on August 20, 2018. The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”). In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of CAD$250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full. In accordance with the Forbearance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan. Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof. In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.

During the year ended November 30, 2020, the Company repaid a further $385,650 (CAD$500,000) for this loan of which $85,388 (CAD$110,707) was applied to the principal and $300,262 (CAD$389,293) was applied to the outstanding interest. As at November 30, 2020, interest of $5,447 remained outstanding and was included in accounts payable and accrued liabilities.

In February 2021, the new lender agreed to accept the 215,000 treasury shares held as security as full and final payment of the Forbearance Agreement (Note 19). Accordingly, the transfer of the 215,000 treasury shares resulted in a gain on debt settlement of $37,359 as the treasury shares were valued at $479,450 on the date of issuance to settle the outstanding principal of $498,329 and interest of $18,481.

Related parties

a)	On August 29, 2022, the CEO of the Company advanced $38,150 (CAD$50,000) to the Company which bears interest at 12% per annum and is due on demand.

b)	On August 15, 2022, a director of IndieFlix advanced $100,000 to IndieFlix which bears interest at 12% per annum, includes a 10% guaranteed loan fee, and is due December 15, 2022. If the Company does not repay the loan by the maturity date, the loan will be subject to an additional 10% guaranteed loan fee and the interest rate will increase to 24% per annum.

17.	CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2020	409,960	49,967	459,927
Interest expense and accretion	8,427	-	8,427
Conversion of convertible debentures	(401,677)	(49,967)	(451,644)
Reallocation of interest to accounts payable	(16,710)	-	(16,710)
Balance, November 30, 2021 and August 31, 2022	-	-	-

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

17.	CONVERTIBLE DEBENTURES (continued)

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $2,678,000. Each debenture matured two years from closing, bore interest at 2% per annum, and was convertible into units at a price of $1.50 per unit. Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 28, 2021. In January 2021, the Company agreed to extend the maturity date and associated warrant expiry date for one debenture holder by one year.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component. The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature. The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance. As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $122,201 during the year ended November 30, 2019.

During the year ended November 30, 2021, debentures of $401,677 were converted into 270,000 units of the Company of which $nil was allocated to reserves relating to the value of the warrants issued. As a result, the Company transferred $49,967 from reserves to share capital representing the proportionate balance of the equity component.

Interest and accretion expense for the nine months ended August 31, 2022 was $nil (August 31, 2021 - $8,427).

18.	LONG-TERM DEBT

	Third party	SBA Loan	Total
	$	$	$
Balance, November 30, 2020 (current and long-term)	40,059	-	40,059
Acquired on acquisition of IndieFlix (Note 3)	-	156,625	156,625
Payments	(42,775)	-	(42,775)
Interest expense and accretion	2,716	1,640	4,356
Balance, November 30, 2021 (current and long-term)	-	158,265	158,265
Interest expense and accretion	-	7,367	7,367
Government grant	-	(5,967)	(5,967)
Balance, August 31, 2022	-	159,665	159,665
Current portion	-	10,230	10,230
Long-term portion	-	149,435	149,435

Third party

During the year ended November 30, 2020, the Company entered into a Conditional Sales Contract for the purchase of a vehicle. The agreement bore interest of 6.99%, required 60 monthly payments of CAD$1,028, and was secured by a vehicle with a net book value of $nil (November 30, 2021 - $30,312) (Note 10).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

18.	LONG-TERM DEBT (continued)

SBA loan

In June 2020, IndieFlix obtained a $150,000 U.S. Small Business Administration (“SBA”) loan which increased to $200,000 upon receiving a further $50,000 in July 2020. The SBA loan bears interest at 3.75% from the date of the advance and requires monthly payments of $1,023 commencing 24 months from the date of the first advance. The balance of principal and interest will be repayable over 30 years from the date of the first advance. The SBA loan is secured by a continuing security interest in all of IndieFlix’s current and future assets.

The loan is being accreting to its face value at an effective rate of 6.25% over the term of the loan.

On March 17, 2022, SBA provided an additional six month deferment for IndieFlix’s SBA Loan where the first payment has been deferred to 30 months from the date of the first advance from 24 months. The value of the benefit received from SBA was valued at $5,967 and is included in interest and other income in the consolidated statements of loss and comprehensive loss.

19.	SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 100,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Issued share capital

Common shares

The Company had the following share issuances during the nine months ended August 31, 2022:

a)	On December 14, 2021, the Company issued 212,500 common shares valued at $233,750 for the acquisition of 100% of the outstanding shares of iGEMS (Note 3).

b)	On March 3, 2022, the Company issued 163,957 common shares valued at $241,017 in relation to the vesting of 163,957 restricted share units. As a result, the Company transferred $241,017 representing the fair value of the vested RSUs from reserves to share capital.

c)	On March 7, 2022, the Company issued 3,000,000 common shares valued at $1,680,000 for the acquisition of 100% of the outstanding shares of DCU (Note 3).

d)	On May 18, 2022, the Company issued 114,194 common shares valued at $67,500 to a consultant for consulting services rendered during the year ended November 30, 2021 which was included in accounts payable (Note 14).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

19.	SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

The Company had the following share issuances during the year ended November 30, 2021:

a)	On January 25, 2021, the Company issued 2,984 common shares valued at $6,953 to a consultant to settle $7,851 of outstanding accounts payable resulting in a gain of $898 which is included in gain on debt settlements (Note 14).

b)	On January 29, 2021, the Company issued 17,907 common shares valued at $46,948 to a consultant of the Company for advisory services provided to the Company.

c)	On February 12, 2021, the Company transferred 215,000 treasury shares valued at $479,450 to a creditor as full and final payment of a Forbearance Agreement (Note 16).

d)	On March 3, 2021, the Company issued 250,001 common shares valued at $372,376 in relation to the vesting of 250,001 restricted share units. As a result, the Company transferred $372,376 representing the fair value of the vested RSUs from reserves to share capital.

e)	On March 22, 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at $3.35 per common share for total proceeds of $6,000,000. In connection with this offering, the Company paid legal fees of $69,095, agent fees of $470,000, and filing fees of $15,950.

f)	On June 9, 2021, the Company issued 39,894 common shares valued at $75,000 to a consultant for consulting services rendered during the year ended November 30, 2020 which was included in accounts payable (Note 14).

g)	On September 3, 2021, the Company issued 237,501 common shares valued at $349,127 in relation to the vesting of 237,501 restricted share units. As a result, the Company transferred $349,127 representing the fair value of the vested RSUs from reserves to share capital.

h)	On September 7, 2021 the Company closed a sale of common shares under its At-The-Market Agreement (“ATM Agreement”) through the issuance of 437,365 common shares at $2.09 per common share for gross proceeds of $915,230. The Company’s ATM Agreement allows the Company to distribute up to $6,051,342 of common shares of the Company.

i)	On September 22, 2021, the Company issued 499,996 common shares valued at $799,994 for the acquisition of 100% of the outstanding shares of IndieFlix (Note 3).

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

19.	SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

j)	During the year ended November 30, 2021, the Company issued the following for exercised stock options, warrants, and conversions:

•	issued 367,084 common shares for total proceeds of $440,501 in connection with the exercise of 367,084 share purchase warrants at $1.20 per warrant of which $440,501 was received during the year ended November 30, 2020.

•	issued 430,167 common shares for total proceeds of $752,793 in connection with the exercise of 430,167 share purchase warrants at $1.75 per warrant. As a result, the Company transferred $2,953 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 990,000 common shares for total proceeds of $1,861,200 in connection with the exercise of 990,000 share purchase warrants at $1.88 per warrant. As a result, the Company transferred $221,353 representing the fair value of the exercised warrants from reserves to share capital.

•	issued 121,319 common shares valued at $423,503 in accordance with the exercise of 175,000 Cashless Warrants. As a result, the Company transferred $423,503 representing the fair value of the Cashless Warrants from derivative liabilities to share capital.

•	issued 270,000 units on the conversion of $405,000 worth of net convertible debentures. As a result, the Company transferred $49,966 from reserves to share capital representing the proportionate balance of the equity component. Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for $1.75 up to February 26, 2022 (Note 17).

•	issued 10,000 common shares for total proceeds to $19,000 in connection with the exercise of 10,000 stock options at $1.90 per option. As a result, the Company transferred $19,561 representing the fair value of the exercised options from reserves to share capital.

Preferred shares

As at August 31, 2022 and November 30, 2021, no preferred shares were issued and outstanding.

Stock options

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods but generally vest immediately on grant. Options granted generally have a life of five years.

On January 1, 2021, the Company granted an officer of the Company 750,715 stock options with a total fair value of $861,681, an exercise price of $1.90, and a term of five years. The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023. During the nine months ended August 31, 2022, the Company recorded share-based compensation of $32,288 (August 31, 2021 - $353,253) in relation to these options. In July 2022, 321,735 unvested options and 428,980 vested options being cancelled.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

19.	SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

On January 14, 2021, the Company granted a consultant of the Company 321,735 stock options with a total fair value of $408,202, an exercise price of $1.90, and a term of five years. The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022. During the nine months ended August 31, 2022, the Company recorded share-based compensation of $56,218 (August 31, 2021 - $329,348) in relation to these options.

On January 1, 2021, the Company repriced 932,995 stock options with an exercise price of $2.55 and 25,000 stock options with an exercise price of $2.57 to $1.90 per option. All other terms remained unchanged. During the nine months ended May 31, 2022, the Company recorded share-based compensation of $nil (August 31, 2021 - $71,617) in relation to this repricing.

In accordance with a Termination and Mutual Release Agreement entered into with a consultant of the Company effective April 14, 2021, the Company and a consultant agreed to modify the expiry date of 50,000 options outstanding from July 23, 2025 to May 14, 2022.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	August 31, 2022	November 30, 2021
Risk-free interest rate	-	0.41%
Dividend yield	-	nil
Expected life	-	5.0 years
Volatility	-	105%
Weighted average fair value per option	-	$1.18

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Share Price on Exercise
		$	$
Balance, November 30, 2020	957,995	$2.55	-
Granted	1,072,450	$1.90	-
Exercised	(10,000)	$1.90	$2.00
Cancelled	(265,000)	$1.90	-
Balance, November 30, 2021	1,755,445	$1.90	-
Expired / Cancelled	(900,715)	$1.90
Balance, May 31, 2022	854,730	$1.90

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

19.	SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

A summary of the stock options outstanding and exercisable at August 31, 2022 is as follows:

Number Outstanding and Exercisable	Exercise Price	Expiry Date
	$
157,995	$1.90	February 28, 2024
25,000	$1.90	January 8, 2025
25,000	$1.90	February 13, 2025
25,000	$1.90	March 10, 2025
25,000	$1.90	April 13, 2025
275,000	$1.90	July 23, 2025
321,735	$1.90	January 14, 2026
854,730

The weighted average life of share options outstanding at August 31, 2022 was 2.77 years.

Warrants

Agents’ warrants

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2020	213,333	$1.88
Exercised	(186,666)	$1.88
Balance, November 30, 2021 and August 31, 2022	26,667	$1.88

A summary of the agents’ warrants outstanding and exercisable at August 31, 2022 is as follows:

	$
Number Outstanding	Exercise Price	Expiry Date
	$
26,667	$1.88	June 4, 2025
26,667

The weighted average life of agent’s warrants outstanding at August 31, 2022 was 2.76 years.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

19.	SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

On February 12, 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of $1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

During the year ended November 30, 2021, the Company issued 270,000 share purchase warrants with an exercise price of $1.75 per warrant in connection with the conversion of a convertible debenture (Note 17).

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2020	3,033,709	$1.66
Issued	270,000	$1.75
Exercised	(1,408,501)	$1.84
Expired	(1,516,000)	$1.46
Balance, November 30, 2021	379,208	$1.84
Expired	(24,208)	$1.20
Balance, August 31, 2022	355,000	$1.88

A summary of the share purchase warrants outstanding and exercisable at August 31, 2022 is as follows:

	$
Number Outstanding	Exercise Price	Expiry Date
	$
355,000	$1.88	June 9, 2025
355,000

The weighted average life of share purchase warrants outstanding at August 31, 2022 was 2.78 years.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

19.	SHARE CAPITAL AND RESERVES (continued)

Restricted share units (“RSUs”)

During the year ended November 30, 2020, the Company granted 1,000,001 RSUs to certain directors, officers, and consultants of the Company which vest 25% on grant (September 3, 2020) and 25% each six months thereafter. The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

During the nine months ended August 31, 2022, the Company recorded share-based compensation expense of $41,052 (August 31, 2021 - $633,098) in relation to the issued RSUs. The fair value of the RSUs was measured using the value on the grant date of $1.47 per common share.

Number of RSUs

Balance, November 30, 2020	750,000
Vested	(487,502)
Cancelled	(98,541)
Balance, November 30, 2021	163,957
Vested	(163,957)
Balance, August 31, 2022	-

Derivative liability

On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at $1.50 per common share for total proceeds of $4,000,002. Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for $1.88 per common share with a maturity date of June 9, 2025. The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants. The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP. If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

On initial recognition, the Company allocated $351,779, being the fair value of the Cashless Warrants, from the proceeds of the offering included in share capital to set up the derivative liability. On March 24, 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective resulting in the Company revaluing the derivative liability to $nil and recording a loss of $160,364.

On March 24, 2021, the Company revalued the derivative liability to $3,226,693 using the following Black Scholes assumptions: risk –free rate of $0.10%, dividend yield of nil, expected life of 0.01 years, and volatility of $150%. The Company transferred $423,503 from derivative liability to share capital in connection with the exercise of 175,000 Cashless Warrants on March 24, 2021 and reversed the remaining derivative liability on the expiry of the cashless exercise feature.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

20.	ROYALTY INCOME

IndieFlix earns royalty income from its participating net profit rights in three separate US Limited Liability Companies (“LLC”) for which IndieFlix acts as a manager.

The Company has recognized $46,012 (August 31, 2021 - $nil) of royalty income during the nine months ended August 31, 2022.

21.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with two directors of the Company. The agreements require total payments of CAD$17,500 each per month. Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause. In April 2021, one of the agreements was terminated and replaced with a consulting agreement with the same terms.

In January 2021, the Company signed an employment agreement with the CEO of the Company. The agreement requires payments of CAD$20,000 per month. Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to CAD$30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding (achieved). In May 2022, the CEO resigned, at which time, the Company agreed to continue paying the CEO his wages until April 2023.

Accounts payable and accrued liabilities at August 31, 2022 includes $1,501,684 (November 30, 2021 - $275,486) owing to directors, officers, and a former director for unpaid directors fees, salaries, consulting fees, expense reimbursements, and loans.

During the nine months ended August 31, 2022, the Company received loans from the CEO of the Company and a director of IndieFlix (Note 16).

During the nine months ended August 31, 2022, the Company recorded revenue of 519,640 (August 31, 2021 - $nil) to a company with a director in common with IndieFlix. As at August 31, 2022, the Company had a receivable of $nil (November 30, 2021 - $308,631) from this company.

During the nine months ended August 31, 2022, the Company recorded royalties, included in cost of sales, of $426,723 (August 31, 2021 - $nil) to three LLC’s for which IndieFlix acts as a manager and received royalty income of $46,012 (August 31, 2021 - $nil) from two of these LLCs. Additionally, as at August 31, 2022, the Company had a payable of $241,046 (November 30, 2021 - $184,627) to two of these LLC’s for unpaid royalties and a receivable of $37,520 (November 30, 2021 - $91,222) from three of these LLC’s for royalty income and recoupment of costs incurred on their behalves.

During the nine months ended August 31, 2022, the Company incurred content curation costs, included in cost of sales, of $76,802 (August 31, 2021 - $nil) to a company controlled by a director of iGEMS. As at August 31, 2022, the Company had a payable of $561 (November 30, 2021 - $nil) to this company for unpaid expense reimbursements.

During the nine months ended August 31, 2022, the Company incurred rent, included in other general and admin expenses, of $27,087 (August 31, 2021 - $nil) to a company with a former director in common.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

21.	RELATED PARTY TRANSACTIONS (continued)

The following is a summary of key management personnel compensation:

	Nine months ended August 31,
	2022	2021
	$	$
Management and directors salaries and fees	1,141,292	484,120
Share-based compensation	72,872	1,110,850
Key management personnel compensation	1,214,164	1,594,970

22.	CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as components of shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. There were no changes to the Company’s capital management during the nine months ended August 31, 2022. The Company is not subject to externally imposed capital requirements.

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 –	Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

The Company’s financial instruments consist of cash, restricted cash, receivables, accounts payable, corporate income taxes payable, and long-term debt. The fair value of receivables, accounts payable, and corporate income taxes payable approximates their carrying values. Long-term debt has been valued using a valuation methodology on initial recognition. Cash and restricted cash is measured at fair value using level 1 inputs. The derivative liability for the warrants is measured using level 2 inputs. The derivative liability for the contingent consideration was measured at fair value using level 3 inputs.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

As at August 31, 2022, the fair value of the level 3 derivative liability was $2,727,729 (November 30, 2021 - $1,277,200) based on management’s estimate of probabilities on the likelihood of IndieFlix, iGEMS, and DCU achieving the projected revenue targets and the Company issuing the resulting common shares to the former noteholders of IndieFlix and shareholders of iGEMS and DCU. Management the assessed the probabilities for the IndieFlix and iGEMS contingent consideration on a low case, base case, and high case scenario with a 20%, 60%, and 20% probability, respectively, of occurring to determine a weighted average number of expected common shares to be issued. Management the assessed the probabilities for the DCU contingent consideration using the Finnerty Put model and Monte Carlo Simulation methodology to determine the discount rate and weighted average number of expected common shares to be issued, respectively. The Company’s investment in IndieFlix, iGEMS, and DCU did not have a quoted market price on an active market and the Company assessed the fair value of the investment based on IndieFlix’s, iGEMS’, and DCU’s unobservable expected earnings. As a result, the fair values were classified as level 3 of the fair value hierarchy. The process of estimating the fair value of the contingent considerations was based on inherent measurement uncertainties and was based on techniques and assumptions that emphasize both qualitative and quantitative information. As at August 31, 2022, a 10% change in the number of expected common shares to be issued or a 10% change in the Company’s share price would change comprehensive income (loss) by approximately $273,000.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)	Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada, the United States, Czech Republic, England, South Africa, and Malta. The Company is subject to foreign currency exchange rate risk on its net assets denominated in currencies other than the USD which could have an adverse effect on the profitability of the Company. As at August 31, 2022, the Company had net assets (liabilities) totaling CAD ($274,047.32), Euro (€602,021), British Pound (£206,917), CZK 1,793,287, and ZAR (2,554,635) which equates to $1,131,186. A 10% change in the exchange rate would change comprehensive income (loss) by approximately $113,000. The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in large Canadian, United States, Czech Republic, United Kingdom, and South African financial institutions. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from various government agencies; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at August 31, 2022 is the carrying value of the receivables and loans receivable. The Company has allowed for an expected credit loss of $356,070 on the loans receivable as at August 31, 2022. As at November 30, 2021, the Company had fully allowed for the loans receivable.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

23.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c)	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)	Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at August 31, 2022, the Company had a cash balance of $447,471 to settle current financial liabilities of $5,131,410. The Company is exposed to liquidity risk.

24.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the nine months ended August 31,
	2022	2021
	$	$
Supplemental non-cash disclosures
Reallocation of value of options upon exercise	-	19,561
Reallocation of value of warrants upon exercise	-	224,306
Reallocation of value of RSUs upon vesting	241,017	372,376
Shares issued for debt settlements	-	561,403
Shares issued for commitment to issue shares	-	440,501
Shares issued for Cashless Warrants	-	423,503
Units issued for conversion of convertible debentures and associated interest	-	454,967
Acquisition advances converted into loans receivable	637,088	-
Acquisition advances eliminated on acquisition of subsidiary (Note 3)	1,307,650	-
Proceeds on disposal of vehicle applied to accounts payable	37,000	-

25.	CONTINGENCIES

On December 1, 2021, a consultant commenced an action against the Company in which the Plaintiff claims that the Company is in breach of contract and owes the consultant 175,000 common shares of the Company and $500,000, or alternatively, 250,000 common shares of the Company valued at $500,000. The Plaintiff is also requesting a judgement for costs, interest, and special damages. In December 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims for which the Plaintiff filed a Reply. The litigation is at an early stage.

Liquid Media Group Ltd.
Notes to Condensed Interim Consolidated Financial Statements
August 31, 2022
(Expressed in United States Dollars - Unaudited)

26.	SEGMENTED INFORMATION

During the nine months ended August 31, 2022, the Company had nine offices:

•	a head office in Vancouver, British Columbia (Canada),
•	a satellite office in Toronto, Ontario (Canada),
•	IndieFlix’s office in Seattle, Washington (USA),
•	iGEMS’ office in Los Angeles, California (USA),
•	DCU’s office in Culver City, California (USA),
•	DCU’s office in Prague (Czech Republic)
•	DCU’s office in London (England)
•	DCU’s office in Boksburg (South Africa)
•	DCU’s office in Gzira (Malta)

During the nine months ended August 31, 2021, the Company had two offices: a head office in Vancouver, British Columbia (Canada), a satellite office in Toronto, Ontario (Canada).

In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. As at August 31, 2021, the Company determined it had two reportable operating segments: the investment in film and television entertainment and the investment in video games. Due to Company impairing the video game segment assets and ceasing to operate that segment at November 30, 2021, the Company determined the investment in film and television entertainment segment was its only reportable segment at August 31, 2022.

Revenue derived in the Company’s film and television entertainment segment, and previously held video games segment, is earned from a large number of customers located throughout the world but mostly located in North America, representing approximately 78% of sales, and Europe, representing approximately 16% of sales. During the nine months ended August 31, 2022, two customers accounted for 25% (August 31, 2021 – no customer accounted for more than 5%) of the Company’s sales.

Below summarizes the Company’s reportable operating segments for nine months ended August 31, 2021.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	9,910	5,710	15,620
Cost of sales	(89,409)	(231,060)	(320,469)
Operating expenses	(195,017)	(126,964)	(321,981)
Segment profit (loss)	(274,516)	(352,314)	(626,830)

Corporate expenses:
Operating expenses			(3,937,867)
Other income (expenses)			455,987
Comprehensive loss for the period			(4,108,710)

Capital expenditures	-	-	-

26.	SUBSEQUENT EVENTS

On September 30, 2022, DCU entered into a Revenue Purchase Agreement with a lender whereby DCU was lent $242,400, less fees of $7,457, for the sale of $353,904 of its accounts receivable. The agreement will be repaid in estimated monthly instalments of $9,831. The agreement is secured by DCU’s accounts receivable and general intangibles.